March 28, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: John Ganley

Re:	BBH Global Core Select, a series of BBH Trust (the “Trust”)
Post-Effective Amendment No. 24
(File Nos. 333-129342, 811-21829)
S000039385

Dear Mr. Ganley:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on Post-Effective Amendment No. 24 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on behalf of the Trust on October 3, 2012, and the Trust’s responses thereto. Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

Prospectus

1.	Comment: Page 3, Fees and Expenses of the Fund

Please confirm that the Expense Limitation Agreement will be filed as an exhibit to the Trust’s Registration Statement filed pursuant to Rule 485(b) under the 1933 Act and that the term of the agreement will be for at least 1 year from the effective date of this filing.

Response: Confirmed.

2.	Comment: Page 4, Principal Investment Strategies of the Fund

The current definition of non-U.S. companies in the prospectus may include a U.S. domiciled company that generates a majority of its income outside of the U.S. Please explain why such a company should be considered a non-U.S. company for purposes of investing at least 40% of the Fund’s total assets in securities of non-U.S. companies.

Response: The SEC has not articulated a definition of non-U.S. for purposes of the 40% test, permitting funds to define what they consider non-U.S. BBH believes that where a company is domiciled, by itself, does not necessarily indicate where the company's business actually takes place. BBH considers many factors in determining whether a company is considered non-U.S. for purposes of the 40% test. As stated in the prospectus for Global Core Select, a non-U.S. company is defined to include any company that is either organized, has a majority of its assets, or generates the majority of its operating income outside the U.S. If a company is domiciled in the U.S. but earns the majority of its revenue and operating profits outside the U.S., then BBH would consider that company to be non-U.S. as its risk profile may be substantially affected by non-U.S. factors. For purposes of clarifying the definition of non-U.S., we have revised the prospectus to read as follows: "For these purposes, "non-U.S. companies" are firms that are organized, have a majority of their assets, or generate the majority of their revenues and/or operating income outside the United States.”

3.	Comment: Page 4, Principal Investment Strategies of the Fund

Please provide a short description of the Fund’s equity strategy (i.e. growth, value or a blended strategy).

Response: The Fund’s equity strategy blends aspects of growth and value investing. This language has been added to the Principal Investment Strategies of the Fund.

4.	Comment: Page 11, Management of the Fund

Pursuant to Item 10(a)(2) of Form N-1A, please revise the disclosure related to the portfolio managers of the Fund so that it clearly states the business experience of each of the portfolio managers for the past 5 years.

Response: The disclosure in the prospectus includes the business experience of each of the portfolio managers for the past 5 years pursuant to Item 10(a)(2) of Form N-1A.

5.	Comment: Page 12, Account Transactions

In the third sentence appearing under the header Purchase of Shares in the Account Transactions section of the prospectus please replace the word “accepts” with “receives” in order to be consistent with Rule 22c-1 under the Investment Company Act of 1940, as amended.

Response: The replacement has been made.

Statement of Additional Information

6.	Comment: Page 20, Compensation

In the first column of the Trustee Compensation table please disclose either the estimated aggregate compensation from the Fund for the current fiscal year for each Trustee or disclose the total amount received by each Trustee from the Trust and change the header on the column to “Aggregate Compensation from the Trust.”

Response: The Trustee Compensation table has been amended to include the total amount received by each Trustee from the Trust.

Please contact the undersigned at 617-772-1616 if you have any questions or comments.

Sincerely,
/s/ Suzan Barron
Suzan Barron Secretary, BBH Trust

Annex A

“TANDY” LETTER

March 28, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: John Ganley

Re:	BBH Global Core Select, a series of BBH Trust (the “Trust”)
Post-Effective Amendment No. 24
(File Nos. 333-129342, 811-21829)
S000039385

Dear Mr. Ganley:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment No. 24 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on behalf of the Trust on October 3, 2012, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)                the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;

(b)               Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(c)                the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Suzan Barron
Suzan Barron
Secretary, BBH Trust